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Filed by Falconbridge Limited
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Falconbridge Limited
Commission File No. 333-129218

news release

FALCONBRIDGE RESPONDS TO ANNOUNCEMENT BY XSTRATA

TORONTO, May 17, 2006 — Falconbridge Limited (TSX: FAL.LV) (NYSE: FAL) has reviewed the press release issued today by Xstrata plc indicating that Xstrata intends to make an unsolicited offer to purchase for cash all of the outstanding common shares of Falconbridge.

Upon receipt of the actual offer, the Falconbridge Board of Directors will evaluate its terms and provide Falconbridge shareholders with a formal response.

"I don't believe that the Cdn$52.50 cash price per share proposed by Xstrata reflects the full and fair value of Falconbridge shares, given its current earnings prospects," said Derek Pannell, Falconbridge's Chief Executive Officer.

"The proposed offer is conditional and does not take into account the unique and real synergies that are available from the Inco/Falconbridge combination. Furthermore, a cash offer would deprive our shareholders of the opportunity of participating in the growth profile that is embedded in Falconbridge's outstanding asset base, and which is further enhanced by the proposed combination with Inco," he said.

"In addition, with Falconbridge shares closing yesterday, May 16, 2006, at Cdn$54.00, the proposed offer is unlikely to be attractive to Falconbridge shareholders," said Pannell.

"The all-cash Xstrata offer has to be compared with Inco's revised offer, which provides Falconbridge shareholders with continued participation both in the growth of a global mining company and in an industry which is consolidating," added Pannell.

FORWARD-LOOKING INFORMATION

Certain statements contained in this News Release are forward-looking statements (as defined in applicable securities legislation). Examples of such statements include, but are not limited to, statements concerning the date of redemption of the shares. Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about the timing, steps to be taken and completion of the redemption. Inherent in those statements are known and unknown risks, uncertainties and other factors well beyond the Company's ability to control or predict. Some of these known risks and uncertainties are outlined in filings by Falconbridge with applicable securities regulatory authorities, including in Falconbridge's annual information form. Readers are encouraged to consult such filings. While Falconbridge anticipates that subsequent events and developments may cause Falconbridge's views to change, the Company specifically disclaims any obligation to update these forward-looking statements. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this news release. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. These factors are not intended to represent a complete list of the factors that could affect Falconbridge and the redemption of the shares.

Important Legal Information

This communication is being made in respect of Inco Limited's proposed combination with Falconbridge Limited. Inco has filed with the U.S. Securities and Exchange Commission ("SEC") a registration statement on Form F-8 (containing an offer to purchase and a share exchange take-over bid circular) and amendments thereto, and, if required, will file other documents with the SEC in connection with the proposed combination. Falconbridge has filed a Schedule 14D-9F with the SEC in connection with Inco's offer and has filed and, if required, will file other documents regarding the proposed combination with the SEC.

INVESTORS AND SECURITYHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors and security holders may obtain copies of the registration statement and Inco's and Falconbridge's SEC filings free of charge at the SEC's website (www.sec.gov). In addition, documents filed with the SEC by Inco may be obtained free of charge by contacting Inco's media or investor relations departments. Documents filed with the SEC by Falconbridge may be obtained free of charge by contacting Falconbridge's investor relations department.

Filings made by Inco and Falconbridge with Canadian securities regulatory authorities, including filings made in connection with the offer, are available at www.sedar.com.

Falconbridge Limited is a leading copper and nickel company with investments in fully-integrated zinc and aluminum assets. Its primary focus is the identification and development of world-class copper and nickel orebodies. It employs 14,500 people at its operations and offices in 18 countries. Falconbridge's common shares are listed on the New York Stock Exchange (FAL) and the Toronto Stock Exchange (FAL.LV). Falconbridge's website can be found at www.falconbridge.com.

Contact:
Denis Couture
Senior Vice-President, Investor Relations,
Communications & Public Affairs
(416) 982-7020
denis.couture@falconbridge.com

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FALCONBRIDGE RESPONDS TO ANNOUNCEMENT BY XSTRATA